December 22, 2021

VIA EDGAR

Division of Corporation Finance

Office of Technology

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Attn: Austin Pattan

Re:	Aetherium Acquisition Corp.
Registration Statement on Form S-1, as amended
File No. 333-258072

Dear Mr. Pattan:

On December 20, 2021, the undersigned, for itself and the several underwriters, joined in the request of Aetherium Acquisition Corp. (the “Company”) to accelerate the effective date of the above-referenced Registration Statement so as to permit it to become effective at 4:00 p.m., Eastern Standard Time, on December 22, 2021, or as soon thereafter as practicable.

The undersigned, for itself and the several underwriters, hereby joins in the Company’s withdrawal of such request.

* * *

[Signature Page Follows]

Very truly yours,

EF HUTTON, division of Benchmark Investments, LLC

By:	/s/ Sam Fleischman
Name:	Sam Fleischman
Title:	Supervisory Principal

cc: Wei Wang, Esq., Ellenoff Grossman & Schole LLP

Janeane R. Ferrari, Esq., Loeb & Loeb LLP

[Signature Page to Underwriter’s Withdrawal Request Letter]